Exhibit 99.1

Jumei Announces Resignation of Co-CFOs

BEIJING, April 1, 2016 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that Ms. Mona Meng Gao and Mr. Yunsheng Zheng, the co-chief financial officers of the Company, have tendered their resignations from their Co-CFO positions, in each case for personal reasons. The resignation of Ms. Gao is effective on April 1, 2016, and the resignation of Mr. Zheng will be effective in June, 2016.

Mr. Leo Ou Chen, founder, chairman and CEO of Jumei, stated, "We greatly appreciate the contributions Yunsheng and Mona made during their tenures at the Company. We respect their decisions and wish them the very best in their future pursuits."

About Jumei

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://jumei.investorroom.com.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com